Exhibit 99.17

Imperial Tobacco Group PLC – Director Declaration

In compliance with rule LR 9.6.14 of the Financial Services Authority Listing Rules, Imperial Tobacco Group PLC announces that Dr P H Jungels, a Non-Executive Director, has informed the Company that he has joined the Board of Directors of Baker Hughes Inc. with effect from 27 April 2006.

There have been no other changes to the information set out in LR 9.6.13R (2) to LR 9.6.13R (6) in respect of Dr Jungels.

C Deft

Assistant Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com